FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on August 8, 2012

Tel Aviv, August 8, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced today that Given Imaging Ltd. (NASDAQ & TASE: GIVN) ("Given"), a company held by Elron, announced (within the framework of the publication of Given's financial results for the second quarter of 2012), inter alia, in connection with its PillCam COLON 2, the following:

Given has completed the 885-patient PillCam COLON 2 clinical trial to be used as basis for a submission to the U.S. Food and Drug Administration ("FDA") for approval to market the PillCam COLON 2 in the United States.

In Given's view, its analysis of data from the PillCam COLON 2 clinical trial supports an FDA submission to market the PillCam COLON 2 for visualization of the colon in patients who are unable to undergo colonoscopy or in cases of incomplete colonoscopies, rather than for general screening.

Given plans to file the said submission during the fourth quarter of 2012. There is no assurance as to the timing or content of the expected submission.

In addition, Given has completed its 72-patient PillCam COLON trial to be used as basis for a submission to the Japanese regulatory authority ("PMDA") for approval to market the PillCam COLON 2 in Japan. The purpose of the trial was to evaluate the use of the PillCam COLON for visualization of the gastrointestinal mucosa for diagnosis of colonic pathologies. Based on a preliminary review of the trial data, Given believes that the results support submission for the said use. Given plans to submit the trial results to PMDA during the fourth quarter of 2012.

Given estimates that the potential market for the use of the PillCam COLON described above to be approximately $1.7 billion, one-third of which are in the U.S. and one-third in Japan.

Given is held approximately 31% by Elron, including an approximately 9% holding of RDC Rafael Development Corporation Ltd, 50.1% held by Elron.

Forward-Looking Statements

Given's abovementioned estimates and plans are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Given's estimates of the development potential and business potential of the PillCam COLON 2, Given's intentions and strategy, and information existing in Given on the date of this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are the final summary of the results of the trials, failure to obtain regulatory approvals, inability to realize technologies and modifications in technologies, business plan, goals and/or strategy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  August 8, 2012